SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number 2-84723

THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES' RETIREMENT SAVINGS PLAN

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
Page

INDEPENDENT AUDITORS' REPORT	3

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits
as of December 31, 2000 and 1999	4

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2000	5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULE:
Schedule I - Schedule of Assets Held for Investment Purposes
December 31, 2000	11

SIGNATURES	12

EXHIBIT:
Exhibit I - Independent Auditors' Consent

Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

The Schering-Plough Puerto Rico Employees' Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 25, 2001

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
	2000	1999

Vanguard Funds	$15,145,549	$14,305,183

Schering-Plough Stock Fund	6,095,682	4,833,655

Loan Fund	1,804,206	1,598,069

Participant Contributions Receivable	100,093	95,274

NET ASSETS AVAILABLE FOR BENEFITS	$23,145,530	$20,832,181

See notes to financial statements.

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000

Additions to net assets attributed to:

Investment income:
Interest and dividends	$1,017,083

Net appreciation in fair value of investments	325,606

1,342,689

Contributions:
Participant contributions	2,443,397

Total additions	3,786,086

Deductions from net assets attributed to:

Benefit payments	1,472,737

Net increase	2,313,349

Net assets available for benefits:
Beginning of year	20,832,181

End of year	$23,145,530

See notes to financial statements.

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.  GENERAL

The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established effective April 1, 1990. The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products LLC (the "Sponsor" or the "Company") and any of its affiliated companies that adopts the Plan. Vanguard Fiduciary Trust Company ("Vanguard"), the recordkeeper, is a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of The Vanguard Group, Inc. Banco Santander serves as the Plan's trustee.

All Puerto Rico employees of Schering-Plough Products LLC and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment. There were 1,233 and 1,133 participants in the Plan at December 31, 2000 and 1999, respectively. The participants may elect to have their salary deferral contributions allocated to any of the investment funds available under this Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan have been prepared on an accrual basis in accordance with generally accepted accounting principles.

The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") as permitted by the Securities and Exchange Commission.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock.

The closing stock prices of Schering-Plough Corporation at December 31, 2000 and December 31, 1999 were $56.75 and $42.375, respectively; the closing price on June 25, 2001 was $38.05.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date, and reinvested in Schering-Plough common stock units.

Participant loans are valued at cost which approximates fair value.

Payment of Benefits - Benefit payments are recorded when paid.

3.  PLAN DESCRIPTION

The following is a description of the Plan for general information purposes. Participants should refer to the Plan document for more complete information.

Salary Deferral Contributions - The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf ("salary deferral contributions"). Under the provisions of the Plan, salary deferral contributions can range from 1% to 10% of the employee's earnings, in increments of 1%, subject to certain limitations. Salary deferral contributions and any earnings accrued thereon are fully and immediately vested to the participant.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants have a non-forfeitable right to their contributions plus (minus) actual earnings (loss) thereon which vest fully and immediately.

Investment Options - Upon enrollment in the Plan, a participant may direct their contributions into any of the following Vanguard investment options:

  500 Index Fund - Designed to provide returns which correspond to the performance of Standard & Poor's 500 Composite Stock Price Index.

  Explorer Fund - Primarily equity securities of smaller companies with the objective of providing above average capital appreciation but with a potentially higher level of risk.

  Intermediate-Term Corporate Fund - Invests in a widely diversified group of intermediate - term bonds, most of them issued by corporations with good credit ratings and may also invest in U.S. Treasury Securities.

  International Growth Fund - A non-U.S. equity portfolio, primarily investing in securities of issuers within Europe and Asia.

  LifeStrategy Conservative Growth Fund - Fund invests in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds and an asset allocation fund, with the objective of providing current income and low to moderate growth of capital.

  LifeStrategy Growth Fund - Fund invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund, with the objective of providing growth of capital.

  LifeStrategy Income Fund - Fund invests in four Vanguard funds: a stock fund, two bond funds and an asset allocation fund, with the objective of providing current income.

  LifeStrategy Moderate Growth Fund - Fund invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund, with the objective of providing growth of capital and a reasonable level of current income.

  Short-Term Corporate Fund - A diversified portfolio primarily consisting of short-term corporate bonds and U.S. Treasury securities.

  Treasury Money Market Fund - Predominately U.S. Treasury securities with maturities of 13 months or less with the objective of providing current income based on current market interest rates, with preservation of capital and liquidity.

  U.S. Growth Fund - Invests in large, high-quality U.S. companies with records of exceptional growth and above-average prospects for future growth.

  Wellington Fund - Primarily equity and fixed income securities with the objective of providing current income and capital appreciation.

  Windsor Fund - Primarily equity securities with the objective of providing long-term capital growth.

Schering-Plough Stock Fund - Fund is comprised of Schering-Plough common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50% of their Salary Deferral Contribution into this fund or allocate no more than 50% of the value of his or her accounts at the time of reallocation to this fund.

Loan Fund - Participants may borrow from their fund accounts up to the lesser of one half of their account or $50,000 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the Loan Fund. These loans, which are secured by the participants' individual fund accounts, bear a fixed rate of interest as determined to be reasonable by The Schering-Plough Puerto Rico Employees' Retirement Savings Plan Committee, and are repayable over periods not exceeding five years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount or annual installments not to exceed the life expectancy of the participant. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the Company in the case of financial hardship. Active participants may elect to withdraw all or a portion of their accounts at any time after age 59 1/2.

4.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to provisions of ERISA.

5.  TAX STATUS

The Plan received a favorable determination letter dated March 31, 1995, issued by the Puerto Rico Department of Treasury as to the Plan's qualified status under Sections 165(a) and (e) of the Puerto Rico Income Tax Act of 1954, as amended. As long as the Plan is qualified under Puerto Rico income tax laws and regulations, participants will not be taxed on salary-deferred contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but will be subject to tax thereon at such time as they receive distributions from the Plan.

6.  ADMINISTRATION OF PLAN ASSETS

Contributions are transmitted from the trustee, Banco Santander, to the recordkeeper, Vanguard, which invests cash received, interest and dividend income and makes distributions to the participants. The recordkeeper also administers the collection of interest and principal on the participant loans.

Certain administrative functions are performed by officers or employees of the Sponsor. No such officer or employee receives compensation from the Plan.

All plan administration expenses are borne by the Sponsor.

7.  NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $325,606 as follows:

Schering-Plough Stock Fund	$1,507,291
Vanguard Windsor Fund	42,190
Vanguard Short-Term Corporate Fund	7,140
Vanguard Wellington Fund	3,421
Vanguard Intermediate-Term Corporate Fund	254
Vanguard LifeStrategy Income Fund	(11)
Vanguard LifeStrategy Conservative Growth Fund	(119)
Vanguard LifeStrategy Growth Fund	(1,611)
Vanguard LifeStrategy Moderate Growth Fund	(4,341)
Vanguard International Growth Fund	(37,618)
Vanguard U.S. Growth Fund	(50,456)
Vanguard Explorer Fund	(216,387)
Vanguard 500 Index Fund	(924,147)
Vanguard Treasury Money Market Fund	-
Loan Fund	-
$ 325,606

8.  FUND INFORMATION

The following funds represent 5% or more of the Plan's net assets available for benefits at:

	December 31,
	2000	1999

Vanguard 500 Index Fund	$8,180,406	$9,045,776

Schering-Plough Stock Fund	6,095,682	4,833,655

Vanguard Windsor Fund	2,926,751	2,615,818

Loan Fund	1,804,206	1,598,069

Vanguard Treasury Money Market Fund	1,611,295	1,611,254

THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES' RETIREMENT SAVINGS PLAN			SCHEDULE I
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2000

Identity of issue	Participants	Shares/Units		Current Value

Vanguard 500 Index Fund*	1,035	67,130		$ 8,180,406	(1)

Vanguard Windsor Fund*	501	191,416		2,926,751	(1)

Vanguard Treasury Money Market Fund*	356	1,611,295		1,611,295	(1)

Vanguard Explorer Fund*	204	17,523		1,052,937

Vanguard Short-Term Corporate Fund*	180	58,278		620,664

Vanguard Wellington Fund*	159	9,633		271,740

Vanguard International Growth Fund*	123	12,298		232,058

Vanguard U.S. Growth Fund*	43	3,597		99,455

Vanguard LifeStrategy Moderate Growth Fund*	4	5,664		97,641

Vanguard LifeStrategy Growth Fund*	18	1,550		30,356

Vanguard Intermediate -Term Corporate Fund*	6	1,407		13,356

Vanguard LifeStrategy Income Fund*	5	493		6,403

Vanguard LifeStrategy Conservative Growth Fund*	4	169		2,487

Total Vanguard Registered Investment Company Shares				15,145,549

Schering-Plough Stock Fund	852	5,986	(2)	6,095,682	(1)

Outstanding loan balance - various loans;
7% to 10% due in one to five years	370	-		1,804,206	(1)

Total Assets Held for Investment Purposes				$23,045,437

*Registered Investment Company

(1)  Indicates investment represents five percent or more of the net assets available for benefits.
(2)  Represents Schering-Plough Stock Fund units.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Schering-Plough Puerto Rico Employees' Retirement Savings Plan
Date: June 25, 2001	By: /s/ Vincent Sweeney
	Name:	Vincent Sweeney
	Title:	Plan Administrator